Exhibit 99.1

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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	Note	September 30, 2012	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents		34,145	34,853
Restricted cash		1,632	1,619
Funds receivable from payment processors		7,126	10,837
Security deposits		2,643	2,461
Accounts receivable		1,682	2,411
Prepaid expenses and other assets		1,161	1,013
Total current assets		48,389	53,194

Non-current assets
Property and equipment		1,818	1,712
Intangible assets		3,424	4,566
Goodwill		2,580	2,580
Deferred tax assets		1,423	1,575
Note receivable		254	-
Other assets		594	658
Total non-current assets		10,093	11,091
Total assets		58,482	64,285

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		3,002	3,455
Payable to loyalty program partners		31,764	40,048
Provisions		49	98
Current portion of other liabilities		688	765
Total current liabilities		35,503	44,366

Non-current liabilities
Other liabilities		776	877
Total non-current liabilities		776	877

Total liabilities		36,279	45,243

SHAREHOLDERS’ EQUITY
Share capital	4	57,556	57,378
Contributed surplus		9,886	9,671
Accumulated other comprehensive income		187	43
Accumulated deficit		(45,426)	(48,050)
Total shareholders’ equity		22,203	19,042
Total liabilities and shareholders’ equity		58,482	64,285

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts	Note	For the three months		For the nine months
(Unaudited)		ended		ended
		September	September	September	September
		30, 2012	30, 2011	30, 2012	30, 2011
REVENUE
Principal		$32,172	$26,900	$91,720	$84,363
Other partner revenue		2,159	1,903	6,960	5,629
Interest		8	4	26	13
Total Revenue		34,339	28,807	98,706	90,005

EXPENSES
Direct cost of principal revenue		27,300	22,491	78,124	72,395
Employment costs		3,791	3,021	10,995	9,523
Marketing & communications		458	392	1,237	1,019
Technology services		110	146	362	448
Depreciation and amortization		715	622	2,075	1,630
Foreign exchange (gain) loss		(19)	4	(35)	(88)
Operating expenses		1,128	833	3,218	3,010
Total Expenses		33,483	27,509	95,976	87,937

OPERATING INCOME		856	1,298	2,730	2,068
Interest and other charges		(8)	(8)	(8)	(25)
EARNINGS BEFORE INCOME TAX		864	1,306	2,738	2,093
Deferred income tax expense (recovery)		118	(356)	114	119
NET INCOME		746	1,662	2,624	1,974

OTHER COMPREHENSIVE INCOME (LOSS)
Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $78 and $93 for the three and nine months ended September 30, 2012 (2011 – recovery of $143 and $93)		216	(364)	257	(237)
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $18 and $40 for the three and nine months ended September 30, 2012 (2011 – $32 and $124)		(50)	(81)	(113)	(315)
Other comprehensive income (loss) for the period, net of income tax		166	(445)	144	(552)

TOTAL COMPREHENSIVE INCOME		$912	$1,217	$2,768	$1,422

EARNINGS PER SHARE
Basic earnings per share	5	$0.05	$0.11	$0.17	$0.13
Diluted earnings per share	5	$0.05	$0.11	$0.17	$0.13

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
(Unaudited)		Surplus		gains/(losses)	other com-	deficit	equity
				on cash flow	prehensive
				hedges	income (loss)
Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042
Net income	-	-	-	-	-	2,624	2,624
Other comprehensive income	-	-	-	144	144	-	144
Total comprehensive income	-	-	-	144	144	2,624	2,768
Effect of share option compensation plan	-	475	475	-	-	-	475
Effect of RSU compensation plan	-	166	166	-	-	-	166
Share issuances	1,138	(426)	712	-	-	-	712
Share capital held in trust	(960)	-	(960)	-	-	-	(960)
Balance at September 30, 2012	$57,556	$9,886	$67,442	$187	$187	$(45,426)	$22,203

Balance at December 31, 2010	$56,683	$9,255	$65,938	$297	$297	$(52,082)	$14,153
Net income	-	-	-	-	-	1,974	1,974
Other comprehensive loss	-	-	-	(552)	(552)	-	(552)
Total comprehensive income	-	-	-	(552)	(552)	1,974	1,422
Effect of share option compensation plan	-	477	477	-	-	-	477
Share Issuances	682	(169)	513	-	-	-	513
Balance at September 30, 2011	$57,365	$9,563	$66,928	$(255)	$(255)	$(50,108)	$16,565

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars	Note	For the three months		For the nine months
(Unaudited)		Ended		Ended
		September	September	September	September
		30, 2012	30, 2011	30, 2012	30, 2011

Cash flows from operating activities
Net income for the period		$746	$1,662	$2,624	$1,974
Adjustments for:
Depreciation of property and equipment		155	138	424	369
Amortization of intangible assets		560	484	1,651	1,261
Unrealized foreign exchange loss (gain)		166	(348)	82	46
Equity-settled share-based payment transactions	6	222	145	641	477
Deferred income tax expense (recovery)		110	(359)	100	116
Unrealized net loss (gain) on derivative contracts desig-		225	(620)	196	(770)
nated as cash flow hedges
Changes in non-cash balances related to operations	8	365	2,378	(4,790)	3,359
Net cash provided by operating activities		2,549	3,480	928	6,832

Cash flows from investing activities
Acquisition of property and equipment		(203)	(85)	(531)	(553)
Additions to intangible assets		(216)	(450)	(509)	(1,257)
Purchase of convertible debenture		-	-	(255)	-
Changes in restricted cash		-	157	-	157
Net cash used in investing activities		(419)	(378)	(1,295)	(1,653)

Cash flows from financing activities
Proceeds from exercise of share options		25	55	712	513
Share purchases		(472)	-	(960)	-
Net cash (used in) provided by financing activities		(447)	55	(248)	513

Net increase (decrease) in cash and cash equivalents		1,683	3,157	(615)	5,692
Cash and cash equivalents at beginning of the period		32,640	30,593	34,853	28,463
Effect of exchange rate fluctuations on cash held		(178)	363	(93)	(42)
Cash and cash equivalents at end of the period		$34,145	34,113	$34,145	$34,113

Interest Received		(2)	4	16	14
Interest Paid		(9)	-	(9)	-

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statement of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2012 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2011 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the IASB. The condensed consolidated interim financial statements do not include all the information required for full annual financial statements.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 7th, 2012.

(b) Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivative financial instruments and certain non-derivative financial instruments, which are measured at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

3. SIGNIFICANT ACCOUNTING POLICIES

The same accounting policies and methods of computation are followed in the condensed consolidated interim financial statements as compared with the Corporation’s most recent audited consolidated financial statements including the notes, for the year ended December 31, 2011, with the exception of the accounting policy for share unit plan as described in Note 6, which was added during 2012.

New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the nine month period ended September 30, 2012, and have not been applied in preparing these condensed consolidated interim financial statements:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable and financial assets will be classified into one of two categories on initial recognition: amortized cost or fair value. IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

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IFRS 10 Consolidated Financial Statements, issued in May 2011, replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). The Corporation intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. Based on the Corporation’s activities and transactions to date, IFRS 10 is not expected to have a material impact on the financial statements.

IFRS 13, Fair Value Measurement, which is applicable to annual reporting periods beginning on or after January 1, 2013, defines fair value, sets out in a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements. The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation intends to adopt the amendments in the financial statements for the annual period beginning on January 1, 2013. Amendments to IAS 1 are expected to have no material impact on the financial statements.

4. SHARE CAPITAL

Authorized with no Par Value
Unlimited common shares
Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in thousands of US dollars unless otherwise noted):

Common shares	Number	Amount
Balance at December 31, 2011	15,071,838	$57,378
Exercise of share options(1)	95,401	1,138
Share capital held in trust(2)	-	(960)

Balance at September 30, 2012	15,167,239	$57,556

(1)

31,916 options previously issued to employees were exercised at CAD$9.00 per share.
27,773 options previously issued to employees were exercised at CAD$4.60 per share.
3,333 options previously issued to employees were exercised at CAD$5.00 per share.
1,000 options previously issued to employees were exercised at CAD$5.30 per share.
2,000 options previously issued to employees were exercised at CAD$7.00 per share.
584 options previously issued to employees were exercised at CAD$4.10 per share.
516 options previously issued to employees were exercised at CAD$11.04 per share.
20,000 options previously issued to employees were exercised at CAD$11.20 per share.
333 options previously issued to employees were exercised at CAD$7.80 per share.
6,833 options previously issued to employees were exercised at CAD$3.70 per share.

63,400 options previously issued to employees were exercised at CAD$12.32 per share. However, only 1,113 common shares, which equaled to the in-the-money value divided by the last closing price of the common shares on the Toronto Stock Exchange, were issued.

(2)	78,000 common shares have been repurchased and held in trust to fulfill the RSU issuance obligation as the units vest to employees.

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As at September 30, 2012 all issued shares are fully paid. The holders of common shares are entitled to receive dividends if any, and are entitled to one vote per share.

5. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (all amounts in thousands of US dollars, except per share amounts):

For the three month period ended September 30,	2012	2011
Net income for basic and diluted earnings per share available to common shareholders	$746	$1,662
Weighted average number of common shares outstanding – basic	15,162,456	15,061,208
Effect of dilutive securities – share-based payments	196,061	505,068
Weighted average number of common shares outstanding – diluted	15,358,517	15,566,276
Earnings per share - reported
Basic	$0.05	$0.11
Diluted	$0.05	$0.11

For the nine month period ended September 30,	2012	2011
Net income for basic and diluted earnings per share available to common shareholders	$2,624	$1,974
Weighted average number of common shares outstanding – basic	15,120,345	15,028,871
Effect of dilutive securities – share-based payments	175,686	485,866
Weighted average number of common shares outstanding – diluted	15,296,031	15,514,737
Earnings per share - reported
Basic	$0.17	$0.13
Diluted	$0.17	$0.13

a) Basic earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

b) Diluted earnings per share

Diluted earnings per share represents what the earnings per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an exercise price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the period by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

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The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

6. SHARE-BASED PAYMENT

As at September 30, 2012, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date.

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The fair value of options granted in the three and nine months ended September 30, 2012 and 2011 were calculated using the following weighted assumptions:

	Three month period		Nine month period
For the period ended September 30,	2012	2011	2012	2011
Dividend Yield	NIL	NIL	NIL	NIL
Risk free rate	1.18%	1.12%	1.42%	2.12%
Expected volatility	47.07%	75.67%	64.21%	77.42%
Expected life of options in years	4.20	4.20	4.20	4.20

A summary of the status of the Corporation’s share option plan since January 1, 2012 is presented below:

		Weighted Average Exercise Price
	Number of Options	(in CAD$)
Balance at January 1, 2012	876,121	$9.77
Granted	111,980	9.87
Exercised	(157,688)	9.46
Expired & Forfeited	(174,287)	13.08
Balance at September 30, 2012	656,126	$8.98
Exercisable at September 30, 2012	408,285	$9.36

Options available to grant	665,193

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Share unit plan

On March 7, 2012, the Corporation implemented a new employee share unit plan, under which employees are periodically granted Restricted Share Units (RSUs) and Performance Share Units (PSUs). The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. As at September 30, 2012, 91,294 RSUs have been granted, of which 87,648 RSUs were outstanding. There were no PSUs outstanding as at September 30, 2012.

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2012	-	$-
Granted	91,294	10.88
Forfeited	(3,646)	9.74
Balance at September 30, 2012	87,648	$10.92

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the Stock Exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. For the nine months ended September 30, 2012, the Corporation made three purchases of the Corporation’s common shares for a total of 78,000 shares.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $222 and $641 for the three and nine month periods ended September 30, 2012 (2011 - $145 and $477).

7. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1	(4)	Year 2	Year 3	Year 4	Year 5	Year 6+
Operating leases(1)	3,470	208		730	716	725	730	361
Principal revenue(2)	50,261	3,504		28,256	18,501	-	-	-
Loan commitment(3)	254	254		-	-	-	-	-
	$53,985	$3,966		$28,986	$19,217	$725	$730	$361

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agree- ments for web hosting services.
(2)

In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions proc- essed over the term of its agreements with certain loyalty program partners.

(3)

The Corporation has a contractual obligation to provide additional financing to Sweet Tooth Inc. (“Sweet Tooth”). The obliga- tion is contingent on specific product performance criteria being met. Management anticipates the criteria to be met in year 1.

(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

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8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	Three months ended		Nine months ended
For the period ended September 30,	2012	2011	2012	2011
(Increase) decrease in funds receivable from payment processors	$(367)	$5,261	$3,711	$1,819
Decrease (increase) in security deposits	299	18	(182)	(487)
(Increase) decrease in accounts receivable	(67)	354	729	199
(Increase) decrease in prepaid and other assets	(155)	478	(148)	172
Decrease (increase) in other assets	24	(137)	64	9
Increase (decrease) in accounts payable and accrued liabilities	180	167	(453)	(567)
Decrease in provisions	(7)	(14)	(49)	(32)
Increase (decrease) in other liabilities	67	231	(178)	150
Increase (decrease) in payable to loyalty program partners	391	(3,980)	(8,284)	2,096
	$365	$2,378	$(4,790)	$3,359

9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

	Three months ended		Nine months ended
For the period ended September 30,	2012	2011	2012	2011

Revenue
United States	$25,102	$22,778	$72,656	$68,487
Europe	8,715	5,719	24,686	20,990
Canada and other	522	310	1,364	528
	$34,339	$28,807	$98,706	$90,005

Revenue
United States	73%	79%	74%	76%
Europe	25%	20%	25%	23%
Canada and other	2%	1%	1%	1%
	100%	100%	100%	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At September 30, 2012 and 2011, substantially all of the Corporation's assets were in Canada.

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Dependence on loyalty program partners

For the three month period ended September 30, 2012, there were three (2011 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 76% (2011 – 76%) of the Corporation’s total revenue.

For the nine month period ended September 30, 2012, there were three (2011 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 75% (2011 – 80%) of the Corporation’s total revenue.

10. INVESTMENT IN CHINA REWARDS

Subsequent to September 30, 2012, the Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. In connection with this investment, the Corporation will receive convertible preferred shares, which will be accounted for in accordance with IAS 39 under the category of available-for-sale financial assets and will be measured at its fair value.

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